Exhibit 99.2

Management’s Discussion and Analysis
For the six months ended
June 30, 2020

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and six months ended June 30, 2020 (the “Financial Statements”) and the Company’s annual information form (the “2019 AIF”), annual management discussion and analysis (the “2019 Annual MD&A”) and annual audited consolidated financial statements (the “2019 Annual Financial Statements”) for the year ended December 31, 2019.

All information contained in this MD&A is current as of August 10, 2020 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is August 10, 2020.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	the existence and estimates of mineral resources or mineral reserves and the timing of development thereof;

2.	exploration and work programs, including reference to the Company’s plans of operations in place for the Railroad-Pinion Project (as defined below);

3.

plans and estimated costs related to pursuing a targeted exploration, permitting, development, metallurgical testing and engineering program in the South Railroad (as defined below) portion of the Railroad-Pinion Project to advance the Updated PFS (as defined below) to feasibility level;

4.

advancing the South Railroad portion of the Railroad-Pinion Project towards making a potential production decision through a proposed feasibility study, and the Company’s intention to advance exploration to contribute value to the South Railroad portion of the Railroad-Pinion Project.

5.	the need for additional funding to acquire further property interests and maintain and/or carry out exploration work thereon, and for general and administrative and working capital purposes;

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6.

the Company’s ability to continue as a going concern being dependent upon successful results from its exploration, evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations;

7.	plans to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest;

8.	performance characteristics of mineral properties;

9.	the expectation that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued drilling;

10.	the existence of additional potential shallow gold and silver resources to the east and west of the Virgin Deposit (as defined below);

11.	the existence of high-value exploration targets in addition to the Virgin Deposit at the Lewis Gold Project (as defined below);

12.	the requirement for additional financing in the fiscal year in order to maintain the Company’s operations, development and exploration activities;

13.	the completion of the Orion Transactions (as defined below) upon the proposed terms, and the satisfaction of certain milestones in connection with the Orion Transactions;

14.	the realization of the potential benefits of the Orion Transactions;

15.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

16.	estimated property holding and maintenance costs for the Railroad-Pinion Project;

17.	drilling plans and timing of drilling;

18.

treatment under governmental regulatory regimes and tax laws, including the belief that the Company was a passive foreign investment company for the tax year ended December 31, 2019 and the expectation that the Company will be a passive foreign investment company for the current tax year and future tax years;

19.	estimated exploration and evaluation asset lease obligations and tax levies for the Railroad-Pinion Project and the Lewis Gold Project;

20.

capital expenditure programs and the timing and method of financing thereof, and the Company’s expectation that it will fund its capital commitments with current cash on hand and proceeds from future financings;

21.	the present intention of the Company not to pay dividends;

22.	the potential impact of COVID-19 on the Company’s operations, and the potential for decreased spending, which may adversely affect and harm the Company’s business and results of operations; and

23.	the Company’s operations continuing to be classified as an “essential business” in Nevada;

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24.	the Company’s development of safety protocols in response to COVID-19 to implement upon resumption of drilling, including social distancing, and requirements of personal protection equipment.

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the existence of mineral resources and mineral reserves on the Company’s mineral properties;

5.	the Company’s ability to obtain adequate financing for exploration and development;

6.	the Company’s ability to attract and retain qualified personnel;

7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

8.	the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured;

9.	fluctuations in foreign exchange or interest rates and stock market volatility;

10.	uncertainty as to the Company’s ability to maintain effective internal controls;

11.	the involvement by some of the Company’s directors and officers with other natural resource companies;

12.	the uncertain nature of estimating mineral resources and mineral reserves;

13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

14.	the satisfaction of the necessary conditions precedent required to complete the Orion Transactions;

15.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

16.

risks related to natural disasters, climate change, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as COVID- 19) and other geopolitical uncertainties;

17.	title defects to the Company’s mineral properties;

18.	the Company’s ability to obtain all necessary permits and other approvals;

19.	risks related to equipment shortages, road and water access restrictions and inadequate infrastructure;

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20.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

21.	fluctuations in the market price of gold, other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

22.	the Company’s ability to secure additional financing to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

23.	intense competition in the mining industry; and

24.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources and mineral reserves contained in the Railroad-Pinion Project are accurate in all material respects;

4.	further financing being required to complete the work programs and drilling on the Railroad- Pinion Project as recommended in the Updated PFS Technical Report (as defined below);

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.	the Company will be able to secure additional financing to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals, permits and water rights in a timely manner and on terms consistent with current expectations;

8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely affects the Company;

9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

10.	the Company’s capital and operating costs will not increase significantly from current levels or as outlined in the Updated PFS Technical Report;

11.	additional gold and silver resource potential exists to the east and west of the Virgin Deposit;

12.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

13.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

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14.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

15.	that the COVID-19 pandemic could result in decreased spending, which could adversely affect and harm the Company’s business and results of operations; and

16.

the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada (“NV”) and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this MD&A under, among other places, “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this MD&A.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”.

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Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred mineral resources” could be upgraded to “indicated mineral resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of August 10, 2020.

Strategy and Overall Performance

The Company is advancing the South Railroad portion of the Railroad-Pinion Project towards making a potential production decision through a proposed feasibility study. The Company intends to advance exploration to contribute value to the South Railroad portion of the Railroad-Pinion Project.

The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project, is in the exploration, permitting, development and de-risking stages. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

For the six months ended June 30, 2020, the Company had a loss and comprehensive loss of $3,681,007 (June 30, 2019 - $4,921,784). As at June 30, 2020, the Company had an accumulated deficit of $75,964,692 (December 31, 2019 - $72,927,747). As at June 30, 2020, the Company had cash of $11,977,415 and working capital of $8,896,528. Further financing will be required to fund the complete work program recommended in the Updated PFS Technical Report and to maintain the Company’s current land position and for ongoing activities. The Company will require significant amounts of additional capital to construct processing facilities and to develop metallurgical processes to extract those resources at any mine site.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold and the availability of necessary equipment and personnel in the highly competitive mining sector.

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The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion (“North Railroad”), which includes the POD, Sweet Hollow and North Bullion deposits (collectively, the “North Bullion Deposit”) and the South Railroad portion (“South Railroad”), which includes the Dark Star deposit (the “Dark Star Deposit”), the Pinion deposit (the “Pinion Deposit”) and the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”). The Railroad-Pinion Project is an intermediate to advanced stage gold project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project constitutes a land position totalling 53,569 gross acres (21,679 hectares) and, with partial interests taken into consideration, 50,599 net acres (20,477 net hectares) of land in Elko County, Nevada. The Company owns, or otherwise controls 100% of the subsurface mineral rights on a total of 29,941 gross acres (12,117 hectares) of land held as patented or unpatented mineral lodes (claims). This includes 1,455 unpatented claims owned by the Company and 207 unpatented claims held under lease. The Company also owns or leases 30 patented claims. There is also a total of 23,628 gross acres (9,562 gross hectares) of private lands of which the Company’s ownership of the subsurface mineral rights varies from 49.2% to 100%, for a net position of approximately 20,658 acres (8,360 hectares). The Company is pursuing the minority interest in certain key private land parcels where it holds less than a 100% interest.

The Company owns or otherwise controls 100% of the mineral lands on which the Pinion Deposit, Dark Star Deposit, Jasperoid Wash Deposit, and the North Bullion Deposit are situated, subject to the terms of its leases, as applicable, and certain subsurface minority mineral interest holders in certain fee lands who hold an approximate 0.8% to 1.51% mineral interest not subject to leases held by the Company. The lands on which the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit, and the North Bullion Deposit are situated are comprised of approximately 7,360 gross acres (2,978.49 hectares) and 7,320.19 net acres (2,962.38 hectares).

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR”) agreements or Net Profit Interest (“NPI”) agreements which the Company has sought to negotiate and reduce over time. See Item 6 “MATERIAL MINERAL PROJECT” in the 2019 AIF and the 2019 Annual Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad-Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which the Company controls a mineral interest. The gross mineral acres are the maximum number of mineral acres the Company could potentially control in a particular piece of property. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

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On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which the Company controls a mineral interest; and (b) the percentage of the Company’s mineral interest therein which it controls by way of lease or actual ownership. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then the Company controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, the Company does not include the surface in split estate fee land parcels.

Material Projects

The Company has identified the Railroad-Pinion Project, comprised of North Railroad and South Railroad, as the Company’s sole material mineral project for purposes of NI 43-101.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, prepared by M3 Engineering & Technology Corporation (the “Updated PFS Technical Report”). The Updated PFS Technical Report can be accessed at www.sedar.com under the Company’s profile. The Updated PFS Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

The Company has focused on drilling and other exploration activities to prepare mineral resource estimates for each deposit, as well as mineral reserve estimates and a preliminary feasibility study for the Pinion Deposit and the Dark Star Deposit (the “Updated PFS”), as summarized below and detailed in the Updated PFS Technical Report. The Company plans additional drilling and exploration activities to investigate potential development opportunities for the Railroad-Pinion Project.

Pinion

The mineral resource estimate for the Pinion Deposit was constrained within a US$1,500/ounce Au optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional). The Pinion Deposit mineral resource estimate comprises a Measured Mineral Resource of 1.30 million tonnes averaging 0.64 g/t Au, representing a total of 27,000 contained ounces of gold, an Indicated Mineral Resource of 27.62 million tonnes averaging 0.58 g/t Au, representing a total of 517,000 contained ounces of gold, and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 0.64 g/t Au, representing a further 224,000 ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and comprises a Measured Mineral Resource of 1.30 million tonnes averaging 5.15 g/t Ag, representing a total of 216,000 contained ounces of silver, an Indicated Mineral Resource of 27.62 million tonnes averaging 4.18 g/t Ag, representing a total of 3.71 million ounces of silver and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 3.80 g/t Ag, representing a total of 1.32 million contained ounces of silver. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Pinion Deposit is based on an open pit mine plan and production schedule, a gold price of US$1,275/ounce and a silver price of US$16.50/ounce. The Pinion Deposit mineral reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 0.63 g/t Au, representing a total of 341,000 contained ounces of gold and a Proven Reserve of 1.07 million tonnes averaging 0.66 g/t Au, representing a total of 23,000 contained ounces of gold. The Pinion Deposit silver reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 4.65 g/t Ag, representing a total of 2.51 million contained ounces of silver, and a Proven Reserve of 1.07 million tonnes averaging 5.52 g/t Ag, representing a total of 191,000 contained ounces of silver.

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Dark Star

The mineral resource estimate for the Dark Star Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional) and 1.0 g/t Au for sulfide material. The Dark Star Deposit mineral resource estimate comprises a Measured Mineral Resource of 5.86 million tonnes averaging 1.31 g/t Au, representing a total of 246,000 contained ounces of gold, an Indicated Mineral Resource of 26.86 million tonnes averaging 0.78 g/t Au, representing a total of 675,000 contained ounces of gold, and an additional Inferred Mineral Resource of 2.48 million tonnes averaging 0.70 g/t Au, representing a further 56,000 contained ounces of gold. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Dark Star Deposit is based on an open pit mine plan and production schedule and a gold price of US$1,275/ounce. The Dark Star Deposit mineral reserve estimate comprises a Probable Reserve of 23.88 million tonnes averaging 0.83 g/t Au, representing a total of 640,000 contained ounces of gold and a Proven Reserve of 5.43 million tonnes averaging 1.39 g/t Au, representing a total of 243,000 contained ounces of gold.

Jasperoid Wash

The mineral resource estimate for the Jasperoid Wash Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional). The Jasperoid Wash Deposit mineral resource estimate comprises an Inferred Mineral Resource of 10.57 million tonnes averaging 0.33 g/t Au, representing a total of 111,000 contained ounces of gold.

North Bullion

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 contained ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 contained ounces of gold. The North Bullion deposit sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 contained ounces of gold. The North Bullion deposit underground Inferred Mineral Resource, which is reported at a lower 2.25 g/t Au cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 contained ounces of gold.

Calculations of mineral resources and reserves are only estimates

Measured, Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource; however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued drilling. There is no guarantee that any further part of the mineral resources discussed herein will be converted into a Mineral Reserve in the future.

Updated Preliminary Feasibility Study

Highlights from the Updated PFS on South Railroad include:

Updated PFS Highlights
Total Reserve Tonnes	47.2 M Tonnes
Average Grade	0.82 g Au/t Au; 4.70 g Ag/t Ag (Pinion)
Contained Gold / Silver Ounces	1.246 M oz Au; 2.705 M oz Ag

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Average Recovery	72% ROM Au; 76% HPGR Au; 22% ROM Ag; 43% HPGR Ag
Average Annual Metal Placement	156,000 Ounces Au (Year 1-8); 541,000 Ounces Ag (Year 4-8)
Average Annual Metal Production	115,000 Ounces Au (Year 1-8), 205,000 Ounces Ag (Year 4-8)
Average Annual Tonnes Moved	24 Million Tonnes
Average Annual Reserve Tonnes	5.9 Million Tonnes
Strip Ratio	3.07:1
Initial Capital Expenditures	$132.9M
Expansion Capital Expenditures	$64.8M
Sustaining Capital Expenditures	$87.9M
Average Life of Mine Mining Costs	$1.75/Tonne
Average Life of Mine Processing Costs	$1.83/Tonne ROM $4.95/Tonne HPGR
G & A	$0.70 /ore Tonne
Contingency	15%
Life of Mine Pre-Tax Cash Flow	$439.7M
Life of Mine Pre-Tax Net Present Value (“NPV”) (5%)	$331.4M
Life of Mine Pre-Tax Internal Rate of Return (“IRR”)	46.1%
Life of Mine Net Cash Flow After Tax	$357.6M
Life of Mine After Tax NPV (5%)	$265.0M
Life of Mine After-Tax IRR	40.0%
Cash Costs After By-Product Credit[1]	$582/oz
All-in Sustaining Costs (“AISC”)[1]	$707/oz
Payback	3.3 Years

(1)	See “Non-GAAP Financial Measures” for a discussion of these measures.
(2)	The Updated PFS was conducted using assumed metal prices of US$1,400/oz gold and US$17.11/oz silver. The mineral reserve estimate that provides the basis for the Updated PFS was conducted at assumed metal prices of US$1,275/oz gold and US$16.50/oz silver.

Production Data
Life of Mine	Initial 8 Years + prestrip (8 months)
Average Annual Total Mine Throughput	24 Million Tonnes/year
Average Annual Ore Throughput	5.9 Million Tonnes/year
Total Ore Tonnes	47.2 Million Tonnes
Run of Mine Ore Tonnes	30.7 Million Tonnes
HPGR Crusher Ore Tonnes	16.1 Million Tonnes
Sulfide Toll Mill	0.37 Million Tonnes
Average Grade	0.82 g Au/t 4.70 g Ag/t (Pinion only)
Contained Ounces	1,246,000 oz Au 2,705,000 oz Ag (Pinion only)
Payable Metals	918,000 oz Au 1,040,000 oz Ag (Pinion only)

(1)	The Updated PFS was conducted using assumed metal prices of US$1,400/oz gold and US$17.11/oz silver. The mineral reserve estimate that provides the basis for the Updated PFS was conducted at assumed metal prices of US$1,275/oz gold and US$16.50/oz silver.

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Recommendations for the Railroad-Pinion Project

The authors of the Updated PFS Technical Report recommended a multi-faceted program focused on the gold deposits in South Railroad to advance the Updated PFS to a feasibility level including exploration, permitting, development, metallurgical testing and engineering. The estimated cost to conduct the proposed program is US$21 million.

Q2 Developments

On June 19, 2020, the Company filed the technical report with an effective date of May 1, 2020, entitled “Technical Report and Mineral Resource Estimate for the Lewis Project, Ladner County, Nevada USA”, for the Virgin gold and silver deposit (the “Virgin Deposit”) on its 100%-owned/controlled Lewis Gold Project in Nevada’s Battle Mountain Trend (the “Lewis Gold Project”). The Lewis Gold Project is located 100 kilometers west and is separate and apart from the Railroad-Pinion Project. The Lewis Gold Project is not a mineral property material to the Company for the purposes of NI 43-101.

Key highlights of the mineral resource estimate include:

  Inferred mineral resource of 205,827 troy ounces of gold and 3,537,268 troy ounces of silver contained in 7.74 million tonnes at a grade of 0.83 g Au/t and at a grade of 14.22 g Ag/t (at a lower cutoff of 0.20 g Au/t), yielding a combined total of 248,300 troy ounces of gold equivalent (“AuEq”) at a combined grade of 1.0 g/t AuEq (using a ratio of 80 to 1 silver to gold).

  The mineral resource estimate is based on 193 reverse circulation holes, 33 diamond core holes, and 4 unknown holes.

  Additional shallow gold and silver resource potential exists to the east and west in related sub-parallel or separate structural zones, with extensions to the Virgin Deposit open to the north and at depth.
  Mineralization at the south end of the mineral resource area continues into Nevada Gold Mines’ Phoenix mine.

  The Virgin Deposit consists of higher-grade structures surrounded by lower-grade disseminated mineralization within a zone measuring about 725 meters in length at an azimuth of 350 degrees, up to 325 meters wide which includes multiple sub-parallel, sub-vertical zones, with up to 300 meters in vertical depth. The Virgin fault, which controls mineralization in the Phoenix mine to the south, strikes northward out of the mine and onto the Lewis Gold Project where it also controls gold and silver mineralization in the Virgin Deposit. Gold and silver mineralization is associated with northwest trending and steep westerly dipping structures in Paleozoic sedimentary rocks.

  Near surface oxide potential (< 40 m deep) remains open to the east (MAD-45, 22.9m grading 1.53 g Au/t and 22.9 g Ag/t and MAD-74, 24.4m grading 1.22 g Au/t and 55.0 g Ag/t) and to the west (MAD- 64, 13.7m grading 3.16 g Au/t and 163.6 g Ag/t and BVD-9A, 27.4m grading 2.17 g Au/t and 39.4 g Ag/t).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

  In addition to the initial mineral resource estimate at the Virgin Deposit, high-value exploration targets on the Lewis Gold Project include: 1) the Southwest skarn target where Barrick Gold Corporation drill hole FWL-30 intersected 17 m of 5.7 g Au/t – an intercept that remains open in multiple directions; and 2) the Buena-Vista Meagher corridor immediately north of Nevada Gold Mines’ Phoenix mine.
  The strong gravity gradient and historic shallow intercepts in upper plate Havallah Sequence rocks (including 27.4m of 2.20 g Au/t in drill hole BVD-9A) indicate that structure and system should be present in the favorable Antler host rocks at depth. The potential grades noted above are conceptual in nature; there has been insufficient exploration to define further mineral resources and it is uncertain if further exploration will result in these targets being delineated as a mineral resource.

Table 1. Virgin Deposit mineral resource estimate at a lower cutoff of 0.20 g Au/t is summarized below*:

Classification	Tonnage – Au	Au Grade	Contained	Ag Grade	Contained	AuEq	Contained
	(million	(grams	Au**	(grams per	Ag**	Grade	AuEq***
	metric tonnes)	per tonne)	(troy	tonne)	(troy	(grams per	(troy
			ounces)		ounces)	tonne)	ounces)
Inferred	7.74	0.83	205,800	14.22	3,537,300	1.00	248,300

*Mineral resources that are not Mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to allow for the classification of the inferred mineral resources tabulated as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated or measured mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
**Reported mineral resources have been constrained within a US$1500/ounce of gold pit shell.
***Contained ounces may not add due to rounding. AuEq is based upon a ration of 80:1 Ag to Au.

Table 2. Sensitivity analysis of the Virgin Deposit mineral resource estimate at various cut-offs:

Cutoff	Tonnage –	Au Grade	Contained	Ag Grade	Contained	AuEq	Contained
	(million	(grams per	Au**	(grams per	Ag**	Grade	AuEq***
	metric	tonne)	(troy	tonne)	(troy	(grams per	(troy
	tonnes)		ounces)		ounces)	tonne)	ounces)
0	9.01	0.73	211,200	13.49	3,909,700	0.89	258,100
0.1	8.67	0.76	210,600	13.82	3,850,500	0.92	256,800
0.14	8.43	0.77	209,600	13.92	3,773,100	0.94	254,900
0.2	7.74	0.83	205,800	14.22	3,537,300	1.00	248,300
0.3	6.43	0.95	195,300	14.85	3,068,900	1.12	232,100
0.4	5.14	1.09	180,800	15.58	2,574,100	1.28	211,700
0.5	4.14	1.25	166,400	16.29	2,171,300	1.44	192,500

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, the Company’s Manager of Projects, BSc. Geology, CPG-10216, and a “qualified person”, as defined by NI 43-101.

Non-GAAP Financial Measures

The Updated PFS includes certain non-GAAP financial measures which are reported in this MD&A, including cash costs and all-in sustaining costs (AISC) per ounce of gold sold. These non-GAAP financial measures do not have any standardised meaning. Accordingly, these financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

Cash Costs

Cash costs are reflective of the expected cost of production. In the Updated PFS, the Company has calculated expected cash costs on an ounces of gold sold basis. Other companies may calculate these measures differently. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Expected cash costs estimated by the Company in the Updated PFS include mining, processing, transport, refining, general administration costs of the mine operations and royalties, but are exclusive of amortization, reclamation, capital and exploration costs and net of any value of the by-products.

All-in Sustaining Costs

The Updated PFS summary included in this MD&A refers to expected AISC per ounce which is a non-GAAP measure, however, it is a measure the Company believes more fully-defines the total costs associated with producing gold. This measurement has no standardized meaning under IFRS, accordingly there may be some variation in the method of computation of “all-in sustaining costs” as determined by the Company compared with other mining companies. Expected AISC reported by the Company in the Updated PFS includes mine cash costs, land access payments, royalties, and sustaining capital expenditures, but excludes non-sustaining capitalized stripping and end of life reclamation costs. The expected life of mine AISC of $707/oz increases to $719/oz if end of mine life reclamation costs are included in accordance with the World Gold Council guidance on AISC.

Exploration and Acquisition Expenditures

During the six months ended June 30, 2020, the Company incurred $4,843,332 (June 30, 2019 - $11,710,156) in acquisition and deferred exploration and development costs.

The following is a breakdown of the material components of the Company’s exploration and evaluation asset additions for the six months ended June 30, 2020 and 2019:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Six Months Ended June 30, 2020	$	$	$
Exploration expenses
Claim maintenance fees	196,242	-	196,242
Consulting	610,221	16,934	627,155
Data Analysis	13,395	-	13,395
Drilling	999,476	-	999,476
Engineering	59,935	-	59,935
Environmental and permitting	398,406	41,318	439,724
Equipment rental	30,761	-	30,761
Geological	37,732	-	37,732
Geotechnical	35,476	-	35,476
Hydrology	278,509	-	278,509
Lease payments	352,518	-	352,518
Metallurgy	404,739	-	404,739
Economic assessments	178,455	-	178,455
Provision for site reclamation	145,045	-	145,045
Sampling and processing	94,701	-	94,701
Site development and reclamation	858,441	2,494	860,935
Supplies	88,534	-	88,534
	4,782,586	60,746	4,843,332

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Six Months Ended June 30, 2019	$	$	$
Exploration expenses
Claim maintenance fees	14,883	-	14,883
Consulting	890,190	37,958	928,148
Data Analysis	116,760	-	116,760
Drilling	3,230,169	464,391	3,694,560
Engineering	31,718	-	31,718
Environmental and permitting	574,536	6,875	581,411
Equipment rental	57,870	6,392	64,262
Geological	27,707	-	27,707
Geotechnical	16,927	-	16,927
Hydrology	929,564	-	929,564
Lease payments	488,212	-	488,212
Metallurgy	1,729,429	-	1,729,429
Economic assessments	461,133	-	461,133
Sampling and processing	316,179	533	316,712
Site development and reclamation	2,015,525	101,978	2,117,503
Supplies	190,376	851	191,227
	11,091,178	618,978	11,710,156

The total cumulative acquisition and exploration costs of the Company to June 30, 2020 are summarized as follows:

	Railroad-	Lewis Gold
	Pinion Project	Project	Total
	$	$	$
Property acquisition and staking costs	17,644,831	35,745,391	53,390,222
NSR Buy-Down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	2,334,455	249,035	2,583,490
Consulting	16,307,448	479,084	16,786,532
Data analysis/geological	5,619,431	85,593	5,705,024
Drilling/site development	108,763,984	2,310,898	111,074,882
Engineering	351,451	-	351,451
Environmental	2,814,877	64,239	2,879,116
Geotechnical	761,542	-	761,542
Hydrology	2,857,444	-	2,857,444
Lease payments	10,673,580	350,691	11,024,271
Legal fees for property acquisition	10,412	-	10,412
Metallurgy	4,503,598	-	4,503,598
Economic assessments	1,885,332	-	1,885,332
Provision for site reclamation	1,091,055	-	1,091,055
Sampling and processing	6,055,780	110,689	6,166,469
Travel	469,491	-	469,491
Vehicle	206,082	-	206,082
Cumulative acquisition and exploration costs at June 30, 2020	186,778,643	39,395,620	226,174,263

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Corporate Activities

In March 2020 the World Health Organization declared coronavirus (COVID-19) a global pandemic. This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company. This outbreak could decrease spending, adversely affect and harm the Company’s business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

In response to the global outbreak of COVID-19, on March 17, 2020, the governor of Nevada ordered the closure of all non-essential businesses in the state of Nevada to help prevent the spread of the virus. On April 1, 2020, the governor of Nevada issued a “stay at home” order, which was updated on April 8, 2020. The order restricted non-essential activities, travel and business operations, subject to certain exceptions for necessary activities through April 30, 2020, which was subsequently extended to May 15, 2020. On April 30, 2020, the governor of Nevada announced Nevada’s “Roadmap to Recovery Plan”, which outlined certain criteria and milestones that had to be met in order to safely restart Nevada’s economy. Phase 1 and Phase 2 of the Nevada reopening plan commenced on May 9, 2020 and May 29, 2020, respectively, allowing certain non-essential businesses to voluntarily reopen under strict restrictions. The Company’s development activities, including infill drilling as well as exploration drilling are considered an “essential business” in Nevada and are permitted to continue, so long as these activities are conducted in a safe manner, in groups of ten or less, and social distancing measures are maintained.

On May 18, 2020, the Company’s Elko office resumed normal business, with multiple COVID-19 precautionary measures in place. The Company initiated the 2020 development program, including infill drilling, on June 3, 2020, and continues to operate in a safe manner in groups of less than ten with social distancing measures and daily health checks. The Company has taken actions to minimize the risks of COVID-19 for both employees and persons interacting with the Company’s programs and activities with the adoption of a policy that mandates social distancing, a safety champion, and frequent office cleaning/wipe down, self-health checks, and work from home protocol if exposure to COVID-19 is suspected or known.

In April 2020, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company could, from time to time, sell common shares of the Company for aggregate gross proceeds of up to $14,875,000. The sale of common shares were made through “at-the-market distributions”, as defined in National Instrument 44-102 Shelf Distributions, directly on the NYSE American LLC. Since the commencement of the ATM Program to June 30, 2020, the Company issued 12,043,404 common shares for aggregate gross proceeds of $11,418,588 under the ATM Program.

In July 2020, the Company issued a further 3,054,074 common shares for aggregate gross proceeds of $3,452,897 to complete the ATM Program. No common shares remain available for issuance under the ATM Program established in April 2020.

During the six months ended June 30, 2020, the Company granted a total of 2,140,306 stock options exercisable for periods of 5 years with an exercise price of $1.05 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 927,276 restricted share units to executive officers and directors of the Company. The Company also received total proceeds of $492,500 from the exercise of 650,000 stock options and 626,656 stock options expired unexercised.

As at June 30, 2020, the Company had a cash position of $11,977,415 and working capital of $8,896,528. See “Liquidity, Financial Position and Capital Resources” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

In July 2020, the Company entered into a binding letter of intent with Orion Mine Finance (“Orion”) relating to a series of transactions totaling approximately US$22.5 million (“Orion Transactions”).

Concurrently with the execution of the binding letter of intent, Orion acquired approximately $1.01 million (US$0.7 million) in common shares of the Company under the ATM Program and purchased an additional 17,662,646 common shares for a total of $19.78 million (US$14.62 million) from an existing shareholder. Pursuant to the Orion Transactions, Orion has purchased an additional $6.95 million (US$5.1 million) of common shares of the Company through a non-brokered private placement at $1.05 per share. Additionally, the Company and Orion agreed to use commercially reasonable efforts to enter into a silver streaming agreement for 100% of the silver production on the Company’s South Railroad portion of the Railroad-Pinion Project (comprised of the Pinion Deposit, the Dark Star Deposit and the Jasperoid Wash Deposit), which is a limited portion of the lands owned or controlled by the Company. Finally, Orion has agreed to provide a proposal for up to US$200 million of financing support to the Company to help finance the construction of the South Railroad portion of the Railroad-Pinion Project following the satisfaction of certain milestones.

Selected Quarterly Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Financial Statements:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Interest income	2,470	16,185	11,735	66,934
General and administrative expenses	(1,689,880)	(2,152,981)	(3,692,742)	(4,988,718)
Loss and comprehensive loss	(1,687,410)	(2,136,796)	(3,681,007)	(4,921,784)
Basic and diluted loss per common share	(0.01)	(0.01)	(0.01)	(0.02)

	As at June 30,
	2020	2019
	$	$
Working capital	8,896,528	2,018,885
Exploration and evaluation assets	226,174,263	208,376,865
Total assets	241,607,146	217,189,298
Total liabilities	5,098,615	5,121,779

The Company’s mineral projects are in the exploration, permitting, development and de-risking stages and, to date, the Company has not generated any revenues other than interest income. As at June 30, 2020, the Company had not yet achieved profitable operations and has accumulated losses of $75,964,692 (December 31, 2019 - $72,927,747) since inception. These losses resulted in a net loss per share (basic and diluted) for the six months ended June 30, 2020 of $0.01 (June 30, 2019 - $0.02).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Results of Operations

As a development and exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the six months ended June 30, 2020 totalled $3,692,742 (June 30, 2019 - $4,988,718), including share-based compensation incurred during the period, valued at $1,221,588 (June 30, 2019 - $1,721,140) calculated using the Black Scholes option pricing model.

The following tables detail changes in major expenditures between the six months ended June 30, 2020 and 2019:

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Consulting fees	Decrease of $48,422	Decreased due to fewer marketing and financial advisory consultants engaged along with extensive corporate cost cutting initiatives.
Professional fees	Decrease of $112,717	Decreased due to lower legal fees and decreased corporate activities, along with corporate costs cutting measures.
Share-based compensation	Decrease of $499,552	Value of stock options and restricted share units vested in the first six months of 2020 was lower than the comparative period.
Travel and related	Decrease of $229,895	Decreased due to restricted travel in connection with the COVID-19 pandemic and corporate costs cutting measures.

The following tables detail changes in major expenditures between the three months ended June 30, 2020 and 2019:

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Consulting fees	Decrease of $17,038	Decreased due to fewer marketing and financial advisory consultants engaged along with extensive corporate cost cutting initiatives.
Professional fees	Decrease of $37,495	Decreased due to lower legal fees and decreased corporate activities, along with corporate costs cutting measures.
Share-based compensation	Decrease of $167,132	Value of stock options and restricted share units vested in the second quarter of 2020 was lower than the comparative period.
Travel and related	Decrease of $172,196	Decreased due to restricted travel in connection with the COVID-19 pandemic and corporate costs cutting measures.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
	$	$	$	$
Interest income	2,470	9,265	39,129	13,187
Loss and comprehensive loss	(1,687,410)	(1,993,597)	(2,508,443)	(2,288,827)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
	$	$	$	$
Interest income	16,185	50,749	83,643	96,555
Loss and comprehensive loss	(2,136,796)	(2,784,988)	(2,348,464)	(2,700,039)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

Variances quarter over quarter can be explained as follows:

  In the quarters ended September 30, 2018, March 31, 2019, September 30, 2019, December 31, 2019, and June 30, 2020, the Company recorded a foreign exchange loss of $197,763, $162,765, $80,589, $32,668, and $145,442, respectively, due to the weakening of the U.S. dollar in those periods.

  In the quarters ended December 31, 2018, June 30, 2019, and March 31, 2020, the Company recorded a foreign exchange gain of $323,344, $5,888, and $125,423, respectively, due to the strengthening of the U.S. dollar in those periods.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit and the North Bullion Deposit, and mineral reserves at the Pinion Deposit and the Dark Star Deposit (see “Overall Performance” above), but is not in commercial production on any portion of the Railroad-Pinion Project or the Lewis Gold Project. Accordingly, the Company does not generate cash from operations. The Company finances its development and exploration activities by raising capital from equity markets from time to time.

As at June 30, 2020 and December 31, 2019, the Company’s liquidity and capital resources were as follows:

	June 30, 2020	December 31, 2019
	$	$
Cash	11,977,415	7,260,572
Receivables	54,257	42,565
Prepaid expenses	317,576	436,361
Total current assets	12,349,248	7,739,498
Payables and accrued liabilities	3,270,978	2,665,559
Current portion of lease liabilities	181,742	163,281
Working capital	8,896,528	4,910,658

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

The Company’s financial success will be dependent on the extent to which it can develop and discover new, and expand its current, mineral deposits.

As at June 30, 2020, the Company had a cash position of $11,977,415 (December 31, 2019 - $7,260,572) derived from the net proceeds of the ATM Program and the exercise of stock options. As at June 30, 2020, the Company’s working capital was $8,896,528 (December 31, 2019 – $4,910,658).

Since the commencement of the ATM Program in April 2020, the Company issued 15,097,478 common shares for aggregate gross proceeds of $14,871,464; the April 2020 ATM Program is now complete. In addition, the Company closed a non-brokered private placement as part of the Orion Transactions and issued 6,619,191 shares of the Company for gross proceeds of $6.95 million.

The Company’s ability to continue as a going concern is dependent upon successful results from its exploration, evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company will require additional financing for the upcoming fiscal year in order to maintain its operations and development and exploration activities. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

As at the date of this MD&A, the Company has the following commitments:

1.	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on October 31, 2020, incurring monthly base rent payments of approximately $6,000.

2.

The Company has a lease agreement for a property in Elko, Nevada expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

3.

The Company has two separate consulting agreements with the Chief Executive Officer and director and the Chief Financial Officer of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. The consulting agreements provide for a two-year payout totalling, on a collective basis, of approximately $1.6 million (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three- year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) of approximately $2.4 million in the event of termination following a change in control of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

4.	The Company has an employment agreement with the Manager of Projects of the Company to provide exploration and other services to the Company for an indefinite term. The agreement requires a payment of US$14,850 per month. The employment agreement provides for a two-year payout totalling approximately US$0.4 million (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

5.	The Company has an employment agreement with the Vice President - General Counsel and Corporate Secretary of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires a payment of $19,167 per month. The employment agreement provides for a two-year payout totalling approximately $0.8 million (including average discretionary bonuses paid in the preceding two years not less than 70% of annual base salary) in the event of termination without cause and in the event of termination following a change in control of the Company.

6.	The Company has two separate employment agreements with the General Manager and Project Director of the Company to provide services to the Company for an indefinite term. The agreements require total combined payments of US$31,875 per month. The employment agreements provide for a one-year payout totalling, on a collective basis, of approximately US$0.5 million (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

7.	Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the Railroad-Pinion Project for the remainder of fiscal 2020 are approximately US$1,097,000. See Item 4 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Property” and Item 6 “MATERIAL MINERAL PROJECT” of the 2019 AIF and the 2019 Annual Financial Statements, respectively, for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

8.	The Company’s estimated exploration and evaluation asset lease obligations and tax levies for fiscal 2020 for the Lewis Gold Project are approximately US$155,000.

The Company expects to fund these commitments with the current cash on hand and proceeds from future financing to fully meet the above obligations.

There were no material changes during the six months ended June 30, 2020 to the Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations as follows:

		Payments Due by Period
Contractual Obligations	Total	2020	2021 to	2023 to	After 2024
			2022	2024
	$	$	$	$	$
Office Leases	382,048	103,983	278,065	-	-
Consulting Agreements [1,3]	2,740,500	304,500	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	4,614,593	512,733	2,050,930	2,050,930	Ongoing
Mining leases and agreements[5,6]	12,605,150	1,448,493	6,114,597	5,042,060	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(3)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

(4)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
(5)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on June 30, 2020 of US$1.00 = C$1.3628.
(6)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing. See “Overall Performance”.

Related Party Transactions

During the six months ended June 30, 2020, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

  Incurred management fees of $220,000 (June 30, 2019 - $220,000) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at June 30, 2020, $nil (December 31, 2019 - $167,112) was included in accounts payable and accrued liabilities.

  Incurred financial management fees of $84,500 (June 30, 2019 - $84,500) and professional fees of $115,242 (June 30, 2019 - $115,242) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at June 30, 2020, $4,725 (December 31, 2019 - $88,393) was included in accounts payable and accrued liabilities.

  Incurred administrative management fees of $115,000 (June 30, 2019 - $115,000) to Glenn Kumoi, Vice President - General Counsel and Corporate Secretary of the Company. As at June 30, 2020, $241 (December 31, 2019 - $67,836) was included in accounts payable and accrued liabilities.

  Incurred salary expense of $139,512 (June 30, 2019 - $56,788), of which $84,315 (June 30, 2019 - $36,196) was recorded as capitalized exploration and evaluation assets expenditures, to Donald Harris, the General Manager of the Company. As at June 30, 2020, $2,108 (December 31, 2019, $65,262) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $18,000 (June 30, 2019 - $18,000) to a company controlled by Robert McLeod, a director of the Company.

  Incurred directors fees of $21,000 (June 30, 2019 - $21,000) to Bruce McLeod, a director of the Company.

  Incurred directors fees of $21,000 (June 30, 2019 - $21,000) to William E. Threlkeld, a director of the Company.

  Incurred directors fees of $18,000 (June 30, 2019 - $18,000) to a company controlled by Jamie Strauss, a director of the Company.

  Incurred directors fees of $21,000 (June 30, 2019 - $21,000) to Zara Boldt, a director of the Company.

  Incurred directors fees of $21,000 (June 30, 2019 - $21,000) to Alex Morrison, a director of the Company. As at June 30, 2020, $nil (December 31, 2019, $524) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $21,000 (June 30, 2019 - $21,000) to Ron Clayton, a director of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

  Received rent payments of $nil (June 30, 2019 - $9,000) from Barksdale Capital Corp., a company related by way of common officers.

Summary of key management personnel compensation:

	For the six months ended June 30,
	2020	2019
	$	$
Management fees	560,500	560,500
Professional fees	115,242	115,242
Exploration and evaluation assets expenditures	115,098	48,270
Wages and salaries	24,415	8,518
Share-based compensation	947,146	1,193,545
Total	1,762,401	1,926,075

In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration and development is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development. Calculations of mineral resources and mineral reserves are only estimates. The Company has generated losses to date and will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration and development business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects and the ability to maintain and extend leases on favourable terms. The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed. The Company may be subject to, or affected by, litigation in the future. The Company is subject to the volatility in the market price of gold and other metals, which in the past have fluctuated wildly. The Company may face equipment shortages, access restrictions and lack of infrastructure. For the most part, the Railroad-Pinion Project and the Lewis Gold Project have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The Company is subject to foreign currency fluctuations as the majority of the Company’s expenditures are incurred in U.S. dollars while equity financing is typically raised in Canadian dollars. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties, in the marketing of minerals and the search for experienced personnel.

Additional risks include: (a) the limited market for the Company’s securities and the present intention of the Company not to pay dividends; (b) certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest; (c) a cyber-security incident could adversely affect the Company’s ability to operate its business; and (d) the current outbreak of novel coronavirus (COVID-19), and any future emergence and spread of similar pathogens.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the “U.S. Exchange Act”). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue to meet any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system (“MJDS”) implemented by the SEC and the securities regulatory authorities in Canada. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next second fiscal quarter.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. taxpayers to increased tax liability.

Shareholders holding common shares who are U.S. taxpayers should be aware that the Company believes it was classified as a ‘‘passive foreign investment company’’ or ‘‘PFIC’’ during the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for the current tax year and future tax years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period of common shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the common shares or any so-called ‘‘excess distribution’’ received on its common shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election or a Mark-to-Market Election. Subject to certain limitations, such elections may be made with respect to the common shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the common shares over the shareholder’s basis therein. U.S. taxpayers should discuss the PFIC rules with their own tax advisors.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its development and exploration activities, please refer to the 2019 AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, and leases.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the six months ended June 30, 2020, except for the following:

Government Assistance

The Company received certain government assistances in the form of forgivable loans from the Canadian and U.S. governments in connection with the COVID-19 pandemic. When there is reasonable assurance that the amounts will be forgiven, the Company reduces the loan and credits the forgiven amounts to the related expenses. The Company includes government assistance that has not been forgiven or is repayable in accounts payable and accrued liabilities.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates between the Canadian and U.S. dollars. As at June 30, 2020, the Company had a foreign currency net monetary asset position of approximately US$7,141,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $71,000.

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. As the Company’s cash is held in large Canadian and U.S. financial institutions, it is not exposed to significant credit risk.

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at August 10, 2020, the Company has 300,038,600 outstanding common shares, 1,746,579 restricted share units and no outstanding warrants. A summary of the stock options outstanding and exercisable as at the date of this MD&A is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.73	1,925,000	1,925,000	November 27, 2020
3.16	457,500	457,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	1,759,560	1,759,560	August 1, 2022
2.25	600,000	600,000	September 12, 2022
1.96	100,000	100,000	January 15, 2023
2.11	2,064,256	2,064,256	March 5, 2023
2.11	100,000	100,000	April 27, 2023
1.96	110,000	110,000	September 14, 2023
1.74	1,551,048	1,034,032	January 31, 2024
1.49	50,000	33,333	March 15, 2024
1.20	50,000	16,667	August 16, 2024
1.05	2,110,006	703,335	January 30, 2025
	11,202,370	9,228,683

Corporate Governance

The Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 8 individuals, 7 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established four standing committees, being the audit committee, compensation committee, health, safety and environment committee, and nominating and corporate governance committee. The Company’s audit, compensation and corporate governance and nomination committees are each comprised of 3 directors, all of whom are independent of management. The Company’s health, safety and environmental committee is comprised of 2 directors, who are independent of management, the Vice President - General Counsel and Corporate Secretary and the Company’s Manager of Projects.

Management’s Report on Internal Control over Financial Reporting

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at June 30, 2020 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the 2019 AIF;

  the 2019 Annual Financial Statements;

  the 2019 Annual MD&A; and

  the Financial Statements.

This MD&A has been approved by the Board effective August 10, 2020.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -